

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2015

Via E-mail
Dr. Barjinder Sohal
President and Chief Executive Officer
DNA Testing Centers, Corp.
2378 Parkhaven Blvd., Oakville, ON
L6H 0E7, Canada

> **Re: DNA Testing Centers, Corp.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed April 15, 2015**
> **File No. 333-199589**

Dear Dr. Sohal:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement again and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in a response.

After reviewing any further amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements
Note 2-Significant Accounting Policies

1. Please explain why you omitted the disclosure for "Basic and diluted net income per share," which was included in your previous filing. Also, please provide us a calculation of the Net Income (loss) per share amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (2020 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Brenda Hamilton, Esq.
        Hamilton & Associates Law Group, P.A.
        101 Plaza Real South, Suite 202 N
        Boca Raton, FL 33432